Exhibit 1

PRESS RELEASE

Cyren Receives 2016 Cloud Computing Security Excellence Award

MCLEAN, Va. – October 31, 2016 – Cyren (NASDAQ: CYRN) today announced that TMC, a global, integrated media company, named Cyren WebSecurity as a 2016 Cloud Computing Security Excellence Award winner.

Presented by Cloud Computing magazine, the award recognizes companies that have most effectively leveraged cloud computing in their efforts to bring new, differentiated offerings to market.

“Recognizing leaders in the advancement of cloud computing, TMC and Cloud Computing magazine are proud to announce Cyren WebSecurity as a recipient of the Cloud Computing Security Excellence Award,” said Rich Tehrani, CEO at TMC. “Cyren is being honored for their achievement in bringing innovation and excellence to the market, while leveraging the latest technology trends.”

“We are honored that Cyren WebSecurity continues to receive ongoing recognition from the industry, including this year’s prestigious Cloud Computing Security Excellence Award,” said Ben Carmi, senior vice president of products at Cyren. “Offered through a simple security-as-a-service model, Cyren WebSecurity provides powerful cloud-based anti-malware, anti-phishing, antivirus and advanced threat protection – enabling SMBs and mid-sized enterprises to enjoy the same underlying security technology that companies such as Google and Microsoft depend on every day.”

About Cyren WebSecurity

Cyren WebSecurity delivers the industry’s most robust cloud-based security, including industrial-strength cyber threat protection and web policy control – for any user, anywhere, on any device. A SaaS-based service, Cyren WebSecurity is easy to deploy and use, and saves money by eliminating the cost of web gateway appliances. The service is built on the industry’s largest global security cloud, with instantaneous threat intelligence gleaned from over 17 billion daily transactions to protect more than 600 million users in 180 countries.

The Cyren Web Security Diagnostic

Cyren recently launched a free web security assessment that allows anyone to test the effectiveness of their current web security in just seconds. To try the Web Security Diagnostic, click www.cyren.com/securitytest.

Designed to give any business user a fast snapshot of their level of protection from web-borne threats, the new service harnesses threat intelligence from Cyren’s automated global security cloud to provide an easy, yet oftentimes eye-opening self-assessment tool for companies looking to understand the real effectiveness of their web security.

With just one click, Cyren’s security test performs a baseline diagnostic of a given organization’s potential vulnerability to several cyberthreats and security policy risks, including:

●	Common viruses
●	Evasive viruses
●	Botnet calls to Command & Control servers
●	Phishing sites
●	Anonymizer site usage

The Cyren Web Security Diagnostic does not access any personal data, change any settings, or compromise a user’s security in any way. For more information, visit www.cyren.com/securitytest.

About Cyren

Cyren (NASDAQ and TASE: CYRN) protects more than 600 million users against cyber attacks and data breaches through its cloud-based web, email, mobile and endpoint security solutions. Relied upon by many of the world’s largest technology companies such as Dell, Google, McAfee and Microsoft, Cyren offers enterprise-focused security-as-a-service solutions as well as embedded solutions for software and security providers. Cyren’s global cloud security platform processes more than 17 billion daily transactions and uses innovative zero-day protection technology to proactively block over 130 million threats each day. Learn more at www.cyren.com.

Blog: blog.cyren.com

Facebook: www.facebook.com/cyrenweb

LinkedIn: www.linkedin.com/company/cyren

Twitter: twitter.com/cyreninc

Cyren Company Contact
Mike Myshrall, CFO

703.760.3320
mike.myshrall@cyren.com

Cyren Media Contact
Matthew Zintel
Zintel Public Relations
281.444.1590
matthew.zintel@zintelpr.com